UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Production of oil and natural gas in April

Rio de Janeiro, May 17, 2017 – Petróleo Brasileiro S.A. – Petrobras informs that its total production of oil and natural gas in April was 2.72 million barrels of oil equivalent per day (boed), of which 2.60 million boed produced in Brazil and
120,000 boed produced abroad.

The average oil production in the country was 2.10 million barrels per day
(bpd), a 1% drop compared to March. This result was mainly due to the continued
scheduled stoppage of platform P-37, located in the Marlim field, and to scheduled stoppage of platform P-43, in the Barracuda and Caratinga fields, both located in Campos Basin.

In April, the production of natural gas in Brazil, excluding the liquefied volume, was 78.5 million m³/d, 1% higher than the previous month. This increase is due mainly to the resumed operations of FPSO Cidade de Angra dos Reis, installed in Santos Basin, after the maintenance stoppage.

Pre-salt production

In April, production of oil and natural gas operated by Petrobras (wholly-owned and partner shares) in the pre-salt layer was 1.50 million boed, in line with previous month.

Compared to April 2016, there was a 50% production increase mainly due to the beginning of production on FPSO Cidade de Saquarema and FPSO Cidade de
Caraguatatuba, in addition to the growth in production on platforms FPSO Cidade de Maricá, Cidade de Paraty and Cidade de Itaguaí within the period.

Production of oil and natural gas abroad

In April, oil production in overseas fields was 64,000 bpd, volume 3% lower than in the previous month. Natural gas production was 9.6 million m³/d, 12% lower than the volume produced in March 2017. The reduction occurred mainly due to the completion of tests on wells in Lucius and Hadrian South fields, in the USA, in addition to the reduction of own production in Bolivia.

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: May 17, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer